FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-15236

Advantest Corporation
(Translation of Registrant’s Name Into English)

Shin Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1.	English translation of the Japanese-language FY2009 Consolidated Financial Results for the fiscal year ended March 31, 2010, as filed with the Tokyo Stock Exchange on April 27, 2010.

2.	English translation of the press release dated April 27, 2010 entitled Notice Regarding the Merger of Subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By:	/s/ Yuichi Kurita
	Name:	Yuichi Kurita
	Title:	Director and Managing
Executive Officer

Date:  April 27, 2010